SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*


                 OPEN JOINT STOCK COMPANY VIMPEL COMMUNICATIONS
                ------------------------------------------------
                                (Name of Issuer)

                    American Depository Receipt, No Par Value
                   -------------------------------------------
                         (Title of Class of Securities)

                                    68370R109
                                 --------------
                                 (CUSIP Number)

                                December 31, 1998
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 15 Pages

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 2 of 15 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  409,500
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   409,500
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            409,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  1.59%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 68370R109                                           Page 3 of 15 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  409,500
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   409,500
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            409,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  1.59%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 4 of 15 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  409,500
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   409,500
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            409,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  1.59%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 5 of 15 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  1,436,200
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,436,200
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,436,200

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                           [ ]

11       Percent of Class Represented By Amount in Row (9)

                  5.59%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 6 of 15 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,436,200
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,436,200

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,436,200

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                  5.59%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 7 of 15 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,436,200
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,436,200

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,436,200

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                  5.59%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 8 of 15 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BAIRA INVESTMENTS LIMITED

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  Cyprus

                           5        Sole Voting Power
 Number of                                  409,500
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   409,500
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            409,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  1.59%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 15 Pages


Item 1(a)         Name of Issuer:

                  Open Joint Stock Company Vimpel Communications (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  10-12 Ulitsa, 8-Marta, Moscow, Russian Federation

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                  ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                  iii) QIH Management, Inc., a Delaware corporation ("QIH Management");

                  iv)      Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  v)       Mr. George Soros ("Mr. Soros");

                  vi)      Mr. Stanley F. Druckenmiller  ("Mr.  Druckenmiller");
                           and

                  vii) Baira Investments Limited, a Cyprus limited liability company ("Baira").

                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), Baira, which is a majority-owned subsidiary of QIP, and Taunus Investments Limited, a Cyprus limited liability company ("Taunus") and majority-owned subsidiary of Quota Fund N.V., a Netherlands Antilles company ("Quota").

                  SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and Quota, and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners and Taunus (as a result of Quota's ownership of a majority of the shares of Taunus). SFM LLC is vested with investment discretion over the Shares held for the account of Baira, as a result of the QIP Contract (as defined herein) and of QIP's ownership of a majority of the shares of Baira.

                  QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement (the "QIP Contract") pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Mr. Druckenmiller is Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of

                                                             Page 10 of 15 Pages


QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. Baira has its principal office at c/o Price Waterhouse LLP, Arch Makarios III Avenue and Kapernisiou Corner, Xenios Building, 7th Floor, Nicosia, Cyprus.

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)      QIHMI is a Delaware limited partnership;

                  iii)     QIH Management is a Delaware corporation;

                  iv)      SFM LLC is a Delaware limited liability company;

                  v)       Mr. Soros is a United States citizen;

                  vi)      Mr. Druckenmiller is a United States citizen; and

                  vii)     Baira is a Cyprus limited liability company.

Item 2(d)         Title of Class of Securities:

                           American   Depository  Receipt,  No  Par  Value  (the
                           "Shares").

Item 2(e)         CUSIP Number:

                           68370R109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of February 11, 1999 each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i) Baira and each of QIP, QIHMI and QIH Management, by virtue of QIP's ownership of a majority of the shares of Baira, may be deemed the beneficial owner of the 409,500 Shares held for the account of Baira.

                           (ii) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of 1,436,200 Shares. This number includes (A) 409,500 Shares held for the account of Baira (by virtue of the QIP Contract), (B) 995,000 Shares held for the account of Taunus (as a result of Quota's ownership of a majority of the shares of Taunus) and (C) 31,700 Shares held for the account of Quantum Partners.

                                                             Page 11 of 15 Pages


Item 4(b)         Percent of Class:

                           i) The number of Shares of which each of Baira, QIP, QIHMI and QIH Management may be deemed to be the beneficial owner constitutes approximately 1.59% of the total number of Shares outstanding.

                           ii) The number of Shares of which SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 5.59% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

    QIP
    ---

    (i)   Sole power to vote or to direct the vote:                      409,500

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:         409,500

    (iv)  Shared power to dispose or to direct the disposition of:             0

    QIHMI
    -----

    (i)   Sole power to vote or to direct the vote:                      409,500

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:         409,500

    (iv)  Shared power to dispose or to direct the disposition of:             0

    QIH
    ---

    (i)   Sole power to vote or to direct the vote:                      409,500

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:         409,500

    (iv)  Shared power to dispose or to direct the disposition of:             0

    SFM LLC
    -------

    (i)   Sole power to vote or to direct the vote:                    1,436,200

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:       1,436,200

    (iv)  Shared power to dispose or to direct the disposition of:             0

                                                             Page 12 of 15 Pages


    Mr. Soros
    ---------

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                  1,436,200

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:     1,436,200

    Mr. Druckenmiller
    -----------------

    (i)   Sole power to vote or to direct the vote:                            0

    (ii)  Shared power to vote or to direct the vote:                  1,436,200

    (iii) Sole power to dispose or to direct the disposition of:               0

    (iv)  Shared power to dispose or to direct the disposition of:     1,436,200

    Baira
    -----

    (i) Sole power to vote or to direct the vote:                        409,500

    (ii) Shared power to vote or to direct the vote:                           0

    (iii) Sole power to dispose or to direct the disposition of:         409,500

    (iv) Shared power to dispose or to direct the disposition of:              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  (ii) The shareholders of Baira, including QIP, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Baira in accordance with their ownership interests in Baira.

                  (iii) The shareholders of Taunus, including Quota, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Taunus in accordance with their ownership interests in Taunus.

                  Each of Baira, QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners and Taunus.

                                                             Page 13 of 15 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 14 of 15 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999                    QUANTUM INDUSTRIAL PARTNERS LDC


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date: February 12, 1999                     QIH MANAGEMENT INVESTOR, L.P.

                                            By:  QIH Management, Inc.,
                                                 its General Partner


                                                 By:   /S/ MICHAEL C. NEUS
                                                       -------------------------
                                                       Michael C. Neus
                                                       Vice President



Date:  February 12, 1999                    QIH MANAGEMENT, INC.


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Vice President




Date:  February 12, 1999                    SOROS FUND MANAGEMENT LLC


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Assistant General Counsel

                                                             Page 15 of 15 Pages


Date:  February 12, 1999                    GEORGE SOROS


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date:  February 12, 1999                    STANLEY F. DRUCKENMILLER


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date:  February 12, 1999                    BAIRA INVESTMENTS LIMITED


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Director